# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Figma, Inc., CIK 0001579878
CUSIP: 316841105
Title of class of securities: Class A common stock, par value $0.00001
Address of issuer's principal executive offices: 760 Market Street, Floor 10, San Francisco, California (CA), 94102
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001584740

## Reporting persons
- Greylock XIV Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 28,918,069; sole dispositive power 0; shared dispositive power 28,918,069; aggregate amount beneficially owned 28,918,069 (6.3% of the class)
- Greylock XIV-A Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,606,566; sole dispositive power 0; shared dispositive power 1,606,566; aggregate amount beneficially owned 1,606,566 (0.4% of the class)
- Greylock XIV Principals LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,606,566; sole dispositive power 0; shared dispositive power 1,606,566; aggregate amount beneficially owned 1,606,566 (0.4% of the class)
- Greylock XIV GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 32,131,201; sole dispositive power 0; shared dispositive power 32,131,201; aggregate amount beneficially owned 32,131,201 (7% of the class)

## Item 1. Issuer
Name of issuer: Figma, Inc.
Address of issuer's principal executive offices: 760 Market Street, Floor 10, San Francisco, California 94102

## Item 2. Person Filing
Name of person filing:
The reporting persons are:
(i) Greylock XIV Limited Partnership;
(ii) Greylock XIV-A Limited Partnership;
(iii) Greylock XIV Principals LLC; and
(iv) Greylock XIV GP LLC, the general partner of Greylock XIV Limited Partnership and Greylock XIV-A Limited Partnership and manager of Greylock XIV Principals LLC.
Address of principal business office or, if none, residence: 2550 Sand Hill Road, Suite 200, Menlo Park, CA 94025
Citizenship: (i) Greylock XIV Limited Partnership, a Delaware limited partnership; (ii) Greylock XIV-A Limited Partnership, a Delaware limited partnership; (iii) Greylock XIV Principals LLC, a Delaware limited liability company; and (iv) Greylock XIV GP LLC, a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: (i) Greylock XIV Limited Partnership directly owns 28,918,069 shares of Class A common stock, par value $0.00001 per share ("Class A Common Stock"), which represents 6.3% of the outstanding shares of Class A Common Stock. (ii) Greylock XIV-A Limited Partnership directly owns 1,606,566 shares of Class A Common Stock, which represents 0.4% of the outstanding shares of Class A Common Stock. (iii) Greylock XIV Principals LLC directly owns 1,606,566 shares of Class A Common Stock, which represents 0.4% of the outstanding shares of Class A Common Stock. (iv) Greylock XIV GP LLC is the general partner of Greylock XIV Limited Partnership and Greylock XIV-A Limited Partnership and the manager of Greylock XIV Principals LLC, and may be deemed to beneficially own an aggregate amount of 32,131,201 shares of Class A Common Stock, which represents 7.0% of the outstanding shares of Class A Common Stock.
Percent of class: See Item 4(a) above. The percent of class of the Class A Common Stock beneficially owned by the Reporting Persons in Item 4(a) is based on 457,738,092 shares of Class A Common Stock outstanding as of October 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2026, as filed by the Issuer with the Securities and Exchange Commission on November 4, 2026.
Sole power to vote or to direct the vote:
Greylock XIV Limited Partnership 0
Greylock XIV-A Limited Partnership 0
Greylock XIV Principals LLC 0
Greylock XIV GP LLC 0
Shared power to vote or to direct the vote:
Greylock XIV Limited Partnership 28,918,069
Greylock XIV-A Limited Partnership 1,606,566
Greylock XIV Principals LLC 1,606,566
Greylock XIV GP LLC 32,131,201
Sole power to dispose or to direct the disposition:
Greylock XIV Limited Partnership 0
Greylock XIV-A Limited Partnership 0
Greylock XIV Principals LLC 0
Greylock XIV GP LLC 0
Shared power to dispose or to direct the disposition:
Greylock XIV Limited Partnership 28,918,069
Greylock XIV-A Limited Partnership 1,606,566
Greylock XIV Principals LLC 1,606,566
Greylock XIV GP LLC 32,131,201

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Greylock XIV Limited Partnership: By: Greylock XIV GP LLC, its: General Partner /s/ Donald A. Sullivan, Donald A. Sullivan, Administrative Partner (11/13/2026)
- Greylock XIV-A Limited Partnership: By: Greylock XIV GP LLC, its: General Partner /s/ Donald A. Sullivan, Donald A. Sullivan, Administrative Partner (11/13/2026)
- Greylock XIV Principals LLC: By: Greylock XIV GP LLC, its: Manager /s/ Donald A. Sullivan, Donald A. Sullivan, Administrative Partner (11/13/2026)
- Greylock XIV GP LLC: /s/ Donald A. Sullivan, Donald A. Sullivan, Administrative Partner (11/13/2026)